SEC Mail Processing Section

MAR 1 7 2017

Washington DC 414

SEC FILE NUMBER
8- 67166



17016569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chrysalis Capital Group, LLC

OFFICIAL USE ONLY
138499
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Franklin Street
(No. and Street)

San Francisco	California	94102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl L Lane — (415) 771-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

Securities and Exchange
MAR 1 7 2017
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl L Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chrysalis Capital Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_________________________ _________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2017,
Date *Month* *Year*
by
(1) Cheryl A. Lane
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public



YAQIAO JIANG
Commission # 2129024
Notary Public - California
San Francisco County
My Comm. Expires Oct 31, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation **Document Date:** ________
Number of Pages: _____ **Signer(s) Other Than Named Above:** ________

Chrysalis Capital Group, LLC

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

For the year ended December 31, 2016

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

To the members of Chrysalis Capital Group, LLC

We have audited the accompanying statement of financial condition of Chrysalis Capital Group, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
February 20, 2017

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Chrysalis Capital Group LLC
Statement of Financial Condition
As of December 31, 2016

Assets

Current assets		
Cash	$	6,186
Accounts receivable		196
Prepaid expenses and other current assets		1,098
Total current assets		7,480
Other assets		5,316
Total assets	$	12,796

Liabilities and Members' Equity

Current liabilities		
Accounts payable and accrued liabilities	$	-
Total current liabilities		-
Members' equity		12,796
Total liabilities and members' equity	$	12,796

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Operations
For the year ended December 31, 2016

Revenues		
Commissions and fees	$	374
Expenses		
Office and occupancy		18,760
Regulatory fees and expenses		9,882
Outside services		5,000
Accounting and audit fees		2,750
Taxes and fees		1,730
Bank charges		1,179
Insurance		1,176
Other expenses		2,512
Total expenses		42,989
Net loss	$	(42,615)

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2016

Balance, December 31, 2015	$	15,311
Member contributions		40,100
Net loss		(42,615)
Balance, December 31, 2016	$	12,796

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(42,615)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in accounts receivable		512
Decrease in prepaid expenses and other current assets		159
Net cash used by operating activities		(41,944)
Cash flows from financing activities		
Member contributions		40,100
Net decrease in cash		(1,844)
Cash, beginning of year		8,030
Cash, end of year	$	6,186

See accompanying notes.

Chrysalis Capital Group, LLC
Notes to Financial Statements
December 31, 2016

Note 1 - Summary of significant accounting policies

Basis of presentation
Chrysalis Capital Group, LLC (the Company) is a California limited liability company formed in December 2003. In April 2006, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company is an investment banking firm specializing in the private placement of securities, including EB-5 placements and interests in 1031 tenants-in-common real estate programs, on a best efforts basis with an emphasis on tax saving and tax-deferred transactions.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms of its investment banking agreements.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2016, the Company determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Property and equipment
Property and equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. The Company generally capitalizes purchased items with a cost of over $500.

Income taxes
The Company is a limited liability company that has elected to be taxed in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2013 to 2016 are open for examination by the Internal Revenue Service and years 2012 to 2016 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2016, advertising costs were insignificant..

Chrysalis Capital Group, LLC
Notes to Financial Statements
(continued)
December 31, 2016

Note 2 - Transactions with members

The Company receives the benefit of certain office and administrative services provided by its managing member. For the year ended December 31, 2016, the Company reimbursed its managing member for all significant shared costs.

The Company's managing member may also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the managing member. If the transactions do not close, the expenses remain those of the managing member. Accordingly, such costs are recorded as paid. As of December 31, 2016, the Company had reimbursed all significant member incurred costs.

The Company rents its office facility on a month to month basis from an entity owned by its managing member. Rent paid to the affiliate totaled $12,000 for the year ended December 31, 2016.

Note 3 - Concentrations

During the year ended December 31, 2016 revenue was derived from three sources.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that other than capital contributions from a member of $27,500 in January 2017, no subsequent events have occurred since December 31, 2016 that required recognition or disclosure in these financial statements.

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not exceeding 15 to 1. As of December 31, 2016, the Company had net capital of $6,382, which exceeded its required net capital of $5,000 by $1,382, and had no aggregate indebtedness.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Chrysalis Capital Group, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2016

Net Capital	
Total members' equity	$ 12,796
Subordinated liabilities	-
Less non allowable assets	
Prepaid expenses and other current assets	1,098
Other assets	5,316
	6,414
Net capital	$ 6,382
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,382
Excess net capital after deducting the higher of 10% of aggregate indebtedness or 120% of required net capital	$ 382

Chrysalis Capital Group, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2016

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2016)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Chrysalis Capital Group, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Chrysalis Capital Group, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

February 20, 2017

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Chrysalis Capital Group, LLC (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Chrysalis Capital Group, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,



Cheryl A Lane
Managing Member

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Chrysalis Capital Group, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
February 20, 2017

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM